Notice of
Annual Meeting of Shareholders
to be held on Tuesday, May 17, 2011

The annual meeting of the shareholders of Baytex Energy Corp. will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Tuesday, May 17, 2011 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our financial statements for the year ended December 31, 2010, together with the report of the auditors;

2.	fix the number of directors to be elected at the meeting at eight (8) members;

3.	elect eight (8) directors;

4.	appoint the auditors and authorize the directors to fix their remuneration; and

5.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Valiant Trust Company by mail or courier at Suite 600, 750 Cambie Street, Vancouver, British Columbia, V6B 0A2 or by fax at (604) 681-3067.  In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 28, 2011 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.

DATED at Calgary, Alberta, this 31st day of March, 2011.

By order of the Board of Directors of Baytex Energy Corp.

(signed)            Murray J. Desrosiers
                          Vice President, General Counsel
and Corporate Secretary